September 27, 2007

Mail Stop

Jessica Q. Wang
President and CEO
EWRX Internet Systems Inc.
4950 Yonge Street, Suite 910
Toronto, Ontario, CANADA M2N 6K1

Re: **EWRX Internet Systems Inc.**
        Amended Registration Statement on Form 10-SB
        Filed August 22, 2007
        File No. 0-17963

Dear Ms. Wang:

        We have reviewed your amended filing from a legal perspective and have the following comments. Many of these comments were communicated to Mr. Cathcart, counsel and you by telephone on September 26, 2007.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
General

1. We note that you have stated that you are currently delinquent in filing your Exchange Act reports. We concur with this statement in that your Form 10-QSB for the three months ended June 30, 2007 should have been filed by the later of August 14, 2007, or August 24, 2007 since the Form 10-SB went effective on July 10, 2007. Please see Rule 13a-13(a) of the Securities Exchange Act of 1934 in this regard. Please also be aware that this amendment, filed on August 22, 2007

should have contained the financial statements and related information for the three month period ended March 31, 2007. Please advise us within 10 business days when you will become current.

2. We also note that there are several items of disclosure throughout the amendment that require updating. See, for example, the discussion of the 2005 audit on page 9, the discussion under "(a) Common Stock or Preferred Stock" on page 11, and "Item 8. Description of Securities" on page 12.

Part I
Item 1. Description of Business, page 4

3. Revise this section to furnish all information required by Item 101 of Regulation S-B, including but not limited to a clear and understandable step-by-step description of the transactions that have created the current company and its management, the Section 12(j) revocation action taken by the Commission, EWRX's plans regarding possible acquisitions or mergers, a realistic description of the product that you are attempting to develop to a commercial stage, and the estimated costs to achieve that stage. In this revision, please ensure that your section captions comply with those specified in Form 10-SB.

4. In the above discussion, independently support the claims that you did not receive correspondence from Commission staff regarding EWRX's delinquent status.

5. Please also disclose the reason for management proceeding with its efforts to register the EWRX under the Exchange Act, thereby incurring substantial costs that may be beyond the financial abilities of EWRX to meet. In this discussion, include your best estimate of the cost of compliance with the reporting obligations and disclose how management intends to meet that cost.

6. If you wish to include risk factors, please include them under a separate caption following the Description of Business section. In this regard, we note that a few paragraphs in your business discussion appear to relate to potential risks of the company. Consider outlining all material risks (e.g., no revenue and minimal assets, current shell company status) under a separate section.

Need for any Governmental Approval of Principal Products or Services, page 7

7. We note that the disclosure in this section as well as that in the following section addresses EWRX's securities and the various federal regulations affecting them. It does not, therefore, reflect any governmental regulation of the company's products or services. Please revise.

Item 5. Directors and Officers, page 10

8. Please revise the table to include only the current directors and officers of EWRX as required by Item 401(a) of Regulation S-B and include each person's experience over the past five years as required by Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 11

9. Please disclose EWRX's plans, if any, for the future compensation of officers and directors.

Item 7. Certain Relationships and Transactions, page 11

10. We are unable to locate the exhibit that contains the revision to Mr. Liming Wang's loan agreement with EWRX. Your Exhibits Index lists exhibit 9 as "Notice to iMusic International, Inc. regarding the misrepresenting."

Part II
Item 1. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 12

11. We note that you have shown high and low figures for the periods during which EWRX's common stock was traded but you do not state whether these were bids of actual prices. If true, state that they were bids and show the source of the high and low bid information. If over-the-counter market quotations are provided, also state that the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. If there was any trading in 2007, include the required high and low bids for the first three quarters of 2007. In this regard, please see Item 201(a)(1)(ii) of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities, page 13

12. Please see Item 701 of Regulation S-B and include disclosure of each sale or issuance of securities not registered under the Securities Act of 1933. Such disclosure should include all material information regarding the sale or issuance of securities, including the exemption from registration claimed and the facts that made the exemption available.

Part F/S

13. Please note that Item 310(a) of Regulation S-B requires that a registrant include in its audited financial statements only the latest year's balance sheet and the latest and the one previous year's income statement, cash flows, and changes in shareholders' equity. You have included all of the above information for the past five fiscal years ended December 31, 2002 through December 31, 2006. Please also note that your amendment did not include the required unaudited financial statements for the three months ended March 31, 2007.

Part III
Exhibit Index

14. We note that the Website Link included in Exhibit 14 is nonfunctional and that www.ewrx.com is a website for Subaru WRX STI automobiles hosted by godaddy.com. Please revise or advise as applicable.

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As appropriate, please amend your filing and respond to these comments within 10 business days or as otherwise requested or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact me at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director